Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Brakes To Go, Inc.
5214 Burleson Road, Suite 209
Austin, TX 78744
www.brakestogo.com

Up to $4,999,986.40 in Common Stock at $2.93
Minimum Target Amount: $9,997.16

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Brakes To Go, Inc.
Address: 5214 Burleson Road, Suite 209, Austin, TX 78744
State of Incorporation: NV
Date Incorporated: November 18, 2014

Terms:

Equity

Offering Minimum: $9,997.16 | 3,412 shares of Common Stock
Offering Maximum: $4,999,986.40 | 1,706,480 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.93
Minimum Investment Amount (per investor): $152.36

Time-Based:

Friends and Family

- Invest within the first 72-hours and receive 15% bonus shares.

Super Early Bird

- Invest within the next 72-hours and receive 10% bonus shares.

Early Bird Bonus

- Invest within the second week and receive 5% bonus shares.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

**All perks occur when the offering ends.

The 10% StartEngine Owners' Bonus

Brakes to Go will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.93/ share, you will receive and own 110 shares for $239. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Brakes To Go provides mobile automotive brake service engineered to resolve the majority of brake maintenance and repair issues while faciliting a convenient and value-oriented customer service experience. We come to you, to fix your brakes! Our mobile service model offers: convenience, saving customers time; affordability, as our lower overhead generally means less expense; and reliable transparent service, as evidenced by hundreds of five-star ratings on Yelp and Google.

Brakes To Go was originally a DBA for BTG Operations LLC, a Texas limited liability company. In the spring of 2021, this LLC was converted into a Nevada C-Corp. The company now does business as Brakes To Go, Inc, more simply, Brakes To Go.

Competitors and Industry

The United States automotive service market was valued at USD 63 billion in 2020 and is expected to reach USD 75 billion by 2026 registering a CAGR of around 3% during the forecast period (2021 - 2026). These estimates cover both traditional and mobile service providers, both of which are classified as company competitors.

Our primary competitors are "brick & mortar" automotive repair shops and dealership service centers. These account for the vast majority of automotive service companies. They include Brake Check, Just Brakes, Firestone, Goodyear, Lamb's Automotive, and numerous domestic and foreign dealerships (GM, Ford, Chrysler, BMW, Mercedes-Benz, etc.).

Additional competitors exist who offer mobile service of one sort or another. Your Mechanic and Wrench are both general service mobile mechanic companies. NuBrakes is a local Brakes To Go copy-cat competitor who offers mobile brake service. These companies each have a slightly different operational model but are similar in that they also provide customer-location based automotive repairs.

Current Stage and Roadmap

Brakes To Go commencted operations on May 1, 2015. As of January 31, 2021, the company has grossed over $9.1M in total revenue across Austin, San Antonio, and Dallas/Fort Worth.

The current Reg CF raise is the company's second, the first having raised approximately $425K in December 2019. The anticipated StartEngine raise hopes to reach at least $2M. The purpose of these raises is firstly, to finance expansion and advertising state-wide in Texas, and now, secondly, to commence the same nationwide.

COVID19 impacts greatly restricted the company's 2020 expansion plans, delaying the addition of service in DFW from March 15th to mid-June of summer 2020 and pausing Houston service altogether. During this period Brakes To Go experienced an average quarterly sales revenue reduction of -20%, all the more impactful considering the company previously experience quarterly sales revenue growth average +46%. Resources originally dedicated to expansion where instead held to "weather the storm" of 2020.

Spring 2021 sales activity has been brisk in both Austin and Dallas/Fort Worth. Demand has required the company hire it's third technician in DFW, a region that is approaching "break-even" despite the residual pandemic effects. Likewise, Brakes To Go is interviewing for technicians in Austin, as current schedules are fully booked and causing customer appointment delays.

We expect the immediate three-year look-forward period will be one of continued expansion across the United States. Further fundraising rounds are anticipated to finance and gain market share in new regions.

As of spring of 2021, Company has 12 employees in Texas, including as follows.

The Team

Officers and Directors

Name: Randall C. Huntsinger

Randall C. Huntsinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: May 01, 2015 - Present
  Responsibilities: The CEO is responsible for all company affairs. Compensation for all services to Brakes To Go by both Mr. Huntsinger and Mr. Ganther is provided by a separate management company, Omnibus Management Holdings LLC, which assesses a monthly management fee to Brakes To Go sufficient to cover W-2 salaries for both men, insurance for health, disability, and dental/vision, as well as limited administrative fees (Omnibus is a net-zero income operating entity). Currently, Mr. Huntsinger has a W-2 salary of $113,372.88.

- **Position:** Chief Financial Officer
  Dates of Service: May 01, 2015 - Present
  Responsibilities: The CFO is responsible for all planning, implementation, managing and running of all the finance activities of a company, including

business planning, budgeting, and forecasting. Compensation for all services to Brakes To Go by both Mr. Huntsinger and Mr. Ganther is provided by a separate management company, Omnibus Management Holdings LLC, which assesses a monthly management fee to Brakes To Go sufficient to cover W-2 salaries for both men, insurance for health, disability, and dental/vision, as well as limited administrative fees (Omnibus is a net-zero income operating entity). Currently, Mr. Huntsinger has a W-2 salary of $113,372.88.

- **Position:** Director
  Dates of Service: April 05, 2021 - Present
  Responsibilities: To serve as a member of the board of directors representing all equity shareholders.

Other business experience in the past three years:

- **Employer:** Law Office of Randall Huntsinger, PLLC
  Title: 100% Member-Owner
  Dates of Service: February 05, 2008 - February 01, 2015
  Responsibilities: Mr. Huntsinger is an attorney and this entity has historically been the company through which he provided legal services. Mr. Huntsinger is not currently actively practicing law, instead devoting his time and efforts to his CEO position at Brakes To Go.

Name: Jonathan R. Ganther

Jonathan R. Ganther's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operations Officer
  Dates of Service: May 01, 2015 - Present
  Responsibilities: The COO directs daily operations of Brakes To Go. Compensation for all services to Brakes To Go by both Mr. Huntsinger and Mr. Ganther is provided by a separate management company, Omnibus Management Holdings LLC, which assesses a monthly management fee to Brakes To Go sufficient to cover W-2 salaries for both men, insurance for health, disability, and dental/vision, as well as limited administrative fees (Omnibus is a net-zero income operating entity). Currently, Mr. Ganther has a W-2 salary of $106,776.00.

- **Position:** Director
  Dates of Service: April 05, 2021 - Present
  Responsibilities: To serve as a member of the board of directors representing all equity shareholders.

Name: Louis I. Richards, III

Louis I. Richards, III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Corporate Secretary
  Dates of Service: January 01, 2021 - Present
  Responsibilities: The Corporate Secretary is responsible for ensuring that the records, or minutes of the Board's actions during a Board meeting, reflect the proper exercise of those fiduciary duties. Mr. RIchards is paid a W-2 salary of $65,000 per year, total, for all services to Brakes To Go.

- **Position:** Assistant Operations Director
  Dates of Service: March 15, 2019 - Present
  Responsibilities: The Assistant Operations Director assists the COO in the daily management of all company operational activities. Mr. RIchards is paid a W-2 salary of $65,000 per year, total, for all services to Brakes To Go.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the offered securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $3,483,200 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing automotive service and repair, generally, automotive brake service and repair, specifically. Our revenues are therefore dependent upon the general automotive service market.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying may have voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business

decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it might cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we might fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our services/products will be able to gain traction in the marketplace at a faster rate than our competitors. It is possible that our new services/products will fail to gain market acceptance for any number of reasons. If the new services/products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products

developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service by our internet service provider or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on our technology providers could harm our reputation and materially negatively impact our financial condition and business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. Due to the unique demands of our mobile service model, we require an abnormally high level of automotive technology, interpersonal, sales, and computer skills in our technicians. Such abilities are not normally associated or expected with personnel typically employed as "brake mechanics." These demands come at a premium in both price and market availability; it can be difficult to secure qualified employees for these positions. Furthermore, we face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our automotive services. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from operational delays, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

The development and commercialization of our mobile brake repair service is highly competitive.
We face competition with respect to the services we provide and new services we might offer in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing of automotive brake services and thus may be better equipped than us to develop and commercialize automotive brake services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly

through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their own mobile services more rapidly or effectively than we are able to, which would adversely affect our competitive position, and our ability to generate meaningful additional revenues from our services.

The cost and expense of advertising and marketing could be prohibitively expensive in the face of average per ticket revenue numbers.

While our on-demand mobile service model offers convenience not typical of a traditional automotive service center, conveying the value and benefit of our unique services through marketing and advertising could be prohibitively expensive. The cost of acquisition per customer could be drastically different between service regions, so much so that one region's marketing expenses could negate the profitability of the operational model, while another region experiences no negative effects. Past marketing successes in one region do not guarantee success in a new region. Accordingly, if we experience difficulties in reaching our customers, we could suffer operational delays and loss of customers and/or sales and negate our ability to generate meaningful revenues from our services.

The cost and expense of compliance with new governmental regulations could be prohibitively expensive for the Company's mobile operations model.

As mobile, on-demand, location-based service offerings become normalized across a variety of industries, governmental regulation is likely. Nationwide, there has already been a push by certain municipalities to require location-based service providers to register their employees with the city, to submit them to background and drug and alcohol testing, and/or to otherwise step into what is currently a free and open market. The extent and impact of any such possible regulation is as yet undetermined and as such cannot be realistically estimated. However, such regulation would certainly impact daily operations and could result in operational delays and loss of customers and/or sales and could negate our ability to generate meaningful revenues, not to mention limit certain expenses.

As a distributor of automotive brake parts, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence and from mistaken product orders.

The Company's success depends on the experience and skill of the board of

directors/executive committee, its executive officers and key employees.
In particular, the Company is dependent on Jonathan R. Ganther and Randall C. Huntsinger who are Chief Operations Officer and Chief Executive Officer of the Company. Their involuntary absence due to death or disability would have a catastrophic effect and could harm the Company's business, financial condition, cash flow and results of operations. While the Company has secured or is in the process of securing life insurance for these individuals, this coverage could be denied or might be cancelled or revoked. Even if coverage is secured, a claim event could be so devastating for the morale of the company as to prevent continued operations despite payment on the applicable claim. The Company has or intends to enter into employment agreements with Jonathan R. Ganther and Randall C. Huntsinger although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jonathan R. Ganther and Randall C. Huntsinger or a future key employee as yet unknown could also harm the Company's business, financial condition, cash flow and results of operations.

From a liability perspective, the Company's success depends on the technical skills and abilities of our automotive technicians.
The nature of automotive repair, and in particular automotive brake repair, is that repairs performed negligently could result in death or injury to customers and members of the general public. While the Company carries a variety of insurance coverages for the purpose of alleviating these inherent risks, there is no level of coverage that can guarantee zero liability for the Company. If you are not comfortable with these associated inherent risks you should not invest in the Company.

As a service-provider operating in an industry on the cusp of significant change, technological advances could impact the Company in unforeseen ways.
While the basic components of most brake systems have remained unchanged for decades, technological advances could produce radically different brake systems for which the Company's services would ineffectual. The pace of technological advancement is difficult to estimate, as are the changes themselves. The extent of these changes could certainly impact daily operations and could result in operational delays and loss of customers and/or sales and could negate our ability to generate meaningful revenues, not to mention limit certain expenses.

The Company's forward-looking financial statements and operational estimates were used to calculate the minimum capitalization necessary to effectuate the Company's operational plan but there is no guarantee as to the accuracy of said estimates.
In determining the minimum capitalization necessary to expand the Company's current operations, financial estimates were generated. The Company relied on historical expenses and revenues to create this forward-looking financial model. These are estimates only, however, and might prove inaccurate. Consequently, the calculated minimum capitalization might be incorrect. A resulting lack of liquidity could produce operational delays resulting in a loss of customers and/or sales and negate our ability to generate meaningful revenues from our services.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, or circumvented. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We may rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. We also rely on statutory provisions to protect trade secrets and related proprietary rights. There can be no assurance that these agreements or statutory provisions will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. Furthermore, we cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our services infringe upon their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products or services, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products or services infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are subject to U.S. income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which a determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer

promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Substantial disruption at vendor facilities which manufacture and/or distribute the automotive parts we sell to consumers can or could occur.
A disruption in production at our third-party vendor manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of other suppliers or distributors. Disruptions include not just access to materials, but prohibitively expensive access to commodities and raw materials necessary to produce these materials. Such disruptions could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, tariffs, cybersecurity attacks, terrorism, or acts of war. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production. These occurrences would negatively affect our business and results of operations. A disruption in quality of produced parts could have an adverse effect on our business. Defective parts placed in the stream of commerce are unavoidable and typically result in customer warranty appointments. It is possible that a large-scale defective parts production event could occur resulting in an abnormal number of warranty appointments. As a mobile service, the Company is particularly susceptible to revenue-generating appointments being subjugated to customers making warranty claims appointments. If enough non-revenue generating warranty claims fill our service schedule, a substantial impact will be felt on our revenues and results of operations could be adversely affected.

To a great extent the success of our mobile service model depends on the continued flexibility and accommodating nature of our vendor parts suppliers.
The Company's mobile service model operates in such a manner as to produce a large number of part returns re-inventoried daily with our parts supplier. This occurs because our technicians cannot physically diagnose a customer vehicle prior to inspection but must nevertheless arrive at the appointment with all parts necessary for a standard brake repair appointment. Unused parts are typically returned to our supplier on the following day when new parts are being secured for new appointments. This process allows the most flexibility and thus promotes increased sales revenue. However, it also creates an administrative challenge for our parts supplier, who must

deal with a substantially higher level of product returns than most vendors. If our vendors were to cease this flexible and accommodating approach to product returns the Company could experience operational delays and loss of customers and/or sales and a negation of our ability to generate meaningful revenues from our services.

The Company is susceptible to national and worldwide economic conditions.
The automotive service industry has a history of resilience during times of economic downturn. It is a common axiom of the industry that when economies slow people are less likely to make large capital purchases on items such as new cars, which means they will be responsible for additional repairs on their current automobile. To a certain degree this belief is anecdotal, at best, and wholly inaccurate, at worst. It is a fact that certain economic downturns could hugely impact the automotive service market. For example, as the super-majority of automotive parts are manufactured in Asia, a trade war in the region could devastate not just the world economy but cause the price of replacement parts to increase dramatically. Such events are beyond our control but could result in operational delays and loss of customers and/or sales and could negate our ability to generate meaningful revenues.

A realization that the expansion of our services into new regions cannot succeed without additional administrative and overhead expenses could adversely affect us.
A key component of the Company's current operations model and expansion plan is our realization and belief that we can add services in new regions (i.e., Houston, Texas, or Dallas and Fort Worth, Texas) without adding additional administrative expenses. Our existing model, in which we receive and handle Dallas/Fort Worth customer appointment requests at our headquarters in Austin, has affirmed our belief that our central operations hub should be able to schedule and coordinate customer appointments across all service zones, eliminating the need for duplicate administrative staffing in these new regions. If we discover that we are unable to service these new regions without the additional support of admin personnel in those new regions, a substantial impact will be felt on our revenues and results of operations could be adversely affected.

The consolidation of commercial customers could adversely affect us.
Commercial customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger commercial customers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if certain customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products/service, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

We are subject to risks associated with ongoing litigation with a competitor.
Brakes To Go is involved in active litigation with a new competitor. In September of 2020, Brakes To Go sued NuWash Inc. and NuWash founder Walker Drewett for fraud, fraud by non-disclosure, and theft of trade secrets. NuWash recently countersued Brakes To Go alleging several claims related to trademark infringement, as well as seeking attorney fees for the claims alleged against them. We firmly believe NuWash's claims are merely reactionary, are frivolous, and without merit. However, litigation is inherently risky. Even if Brakes To Go's claims are successfully prosecuted and no liability is found on our part for the counterclaims, substantial legal fees are likely and should be expected. Likewise, Brakes To Go could lose its claims against NuBrakes and recover nothing. Furthermore, NuBrakes could win their claims against Brakes To Go, subjecting the Company to significant losses. The risks of this litigation include financial liabilities to the company which could result in the total loss of your present investment. Further information on all claims can be found in cause of action No. D-1-GN-20-004656, Travis County District Court, 200th Judicial District, Travis County, Texas.

We are dependent upon one type of business
The Company is dependent upon one type of business, brake repair and/or replacement, and any disruption to that industry could pose a risk to the Company and its business.

The Company is vulnerable to the impact of external events over which it has no control.
External events independent of the Company's operations could result in operational delays and loss of customers and/or sales and could negate our ability to generate meaningful revenues or control related costs. Such events are numerous and include but are not limited to: weather events, natural disasters, defective Company-owned fleet vehicles, and dramatic increases in fuel costs. If a potential investor is not comfortable accepting the presence of risks over which the Company has no control but which could substantially impact our operations, they should not invest.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Randall C. Huntsinger	1,089,323	Common Stock	34.58
Jonathan R. Ganther	1,089,323	Common Stock	34.58

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Convertible Debt - Crowd Notes, and Convertible Debt - Crowd Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,706,480 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 3,345,210 outstanding.

Voting Rights

Each share of common stock is entitled to one vote per share.

Material Rights

RIGHT OF FIRST REFUSAL

Company corporate by-laws provide the Company a right of first refusal on transfer of stock shares. In general, if a stockholder desires to sell or otherwise transfer any of his shares of stock, then the stockholder shall first give written notice thereof to the Corporation with relevant transaction details. The Company shall then have the option to purchase the shares on those terms. These rights are qualified, however, and restrictions exist. For a complete rendition of these rights of first refusal, however, please review the following excerpt from Company bylaws:

5.5 Right of First Refusal. No stockholder shall Transfer any of the shares of stock of the Corporation, except by a Transfer which meets the requirements set forth below:

(a) If a stockholder desires to sell or otherwise Transfer any of his shares of stock, then the stockholder shall first give written notice thereof to the Corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed Transfer.

(b) For thirty (30) days following receipt of such notice, the Corporation shall have the option to purchase the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the Corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the Corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d) of this Section.

(c) The Corporation may assign its rights hereunder.

(d) In the event the Corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the Corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the Corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the Corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the Corporation's approval and all other restrictions on Transfer located in Section 5.4 of these Bylaws, within the sixty (60) day period following the expiration or waiver of the option rights granted to the Corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice which were not acquired by the Corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this bylaw in the same manner as before said Transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the right of first refusal in paragraph (a) of this Section:

(i) A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership. “Immediate family” as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(ii) A stockholder’s bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution shall be conducted in the manner set forth in this bylaw;

(iii) A stockholder’s Transfer of any or all of such stockholder’s shares to the Corporation or to any other stockholder of the Corporation;

(iv) A stockholder’s Transfer of any or all of such stockholder’s shares to a person who, at the time of such Transfer, is an officer or director of the Corporation;

(v) A corporate stockholder’s Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(vi) A corporate stockholder’s Transfer of any or all of its shares to any or all of its stockholders; or

(vii) A Transfer by a stockholder which is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests. In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Section and the transfer restrictions in Section 5.4 [of Company Bylaws], and there shall be no further Transfer of such stock except in accord with this Section and the transfer restrictions in Section 5.4.

(g) The provisions of this bylaw may be waived with respect to any Transfer either by the Corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the Corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This bylaw may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the Corporation.

(h) Any Transfer, or purported Transfer, of securities of the Corporation shall be null and void unless the terms, conditions, and provisions of this bylaw are strictly observed and followed.

(i) The foregoing right of first refusal shall terminate upon the date securities of the Corporation are first offered to the public pursuant to a registration statement or offering statement filed with, and declared effective or qualified by, as applicable, the SEC under the Securities Act of 1933, as amended.

(j) The certificates representing shares of stock of the Corporation shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION.”

(k) To the extent this Section conflicts with any written agreements between the Corporation and the stockholder attempting to Transfer shares, such agreement shall control.

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

No shares of our preferred stock are currently outstanding. We have authorized 50,000,000 shares of preferred stock and our board of directors has the right to create different series of preferred stock without stockholder approval and to designate the relative rights, preferences, qualifications and limitations of our different series of preferred stock in the future. So, future series of preferred stock that are designated by the board of directors may such voting rights as determined by the board at that time.

Material Rights

No shares of our preferred stock are currently outstanding. We have authorized 50,000,000 shares of preferred stock and our board of directors has the right to create different series of preferred stock without stockholder approval and to designate the relative rights, preferences, qualifications and limitations of our different series of preferred stock in the future. So, future series of preferred stock that are designated by the board of directors may have liquidation preferences, redemption rights, conversion rights, voting rights and other rights that are superior to our common stockholder rights.

Convertible Debt - Crowd Notes

The security will convert into Common stock and the terms of the Convertible Debt - Crowd Notes are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: 30.0%
Valuation Cap: $9,000,000.00
Conversion Trigger: open

Material Rights

In 2019, the Company conducted its first Regulation CF raise. As part of that process a Form C was filed with the SEC (and can be found on the EDGAR filing system under the company name "BTG Operations LLC"). The 2019 Form C includes all material terms for that raise, including the Crowd Note used as the investment vehicle for that raise. For a detailed understanding of that raise, investors should download and access these materials from the public EDGAR filing system. That said, key terms of the Crowd Note are as follows:

BTG Operations LLC

CROWD NOTE

FOR VALUE RECEIVED, BTG Operations LLC (the "Company"), hereby promises to pay to each investor (the "Investor") who is recorded in MicroVenture Marketplace, Inc., (the "Platform") records as having subscribed to this security (the "Crowd Note") the principal sum of his/her subscription (the "Purchase Price") unless converted into equity securities pursuant to Section 2.

The "Valuation Cap" is $9 million or $10 million (See the Conversion Price Below).

The "Discount Rate" is 30%.

The "Offering End Date" is October 28, 2019.

1. Definitions.

a. "Membership Conversion Interests" shall mean with respect to a conversion pursuant to Section 2, units of the Company's Membership Interests issued in the Qualified Equity Financing.

b. "Conversion Price" with respect to a conversion pursuant to Section 2 shall equal:

i. Investors that purchase the first Fifty Thousand (50,000) Crowd Notes and thereby fund the first Fifty Thousand Dollars ($50,000) will receive Crowd Notes with a conversion provision based on $9 million valuation cap instead of a $10 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting Membership Interest Units (Conversion Units) at a price based on the lower of a (A) a 20% discount to the price per share paid for Membership Interest Units by investors in the Qualified Equity Financing or (B) the price per share based on a $9 million valuation cap [instead of $10 million].

ii. the lower of (A) the product of (1) one minus 30% and (2) the price paid per share for Membership Interest Units by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "Corporate Transaction" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of Membership Interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Membership Interests of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership units of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "Corporate Transaction Payment" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "Date of Issuance" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "Fully-Diluted Capitalization" shall mean the number of units of outstanding Membership Interests of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Membership Interest Units, (ii) exercise of all outstanding options and warrants to purchase Membership Interest Units and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "Irrevocable Proxy" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "Major Investor" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "Maximum Raise Amount" shall mean $1,070,000 under Regulation CF.

j. "Qualified Equity Financing" shall mean the first sale (or series of related sales) by the Company of its Membership Interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Membership Interests in connection with such sale or series of related sales).

k. “Shadow Series” shall mean shares of a series of the Company’s Membership Interests that is identical in all respects to the units of Membership Interests issued in the Qualified Equity Financing (e.g., if the Company sells Class A Membership Interests in the Qualified Equity Financing, the Shadow Series would be Class A-1 Membership Interests), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. Shadow Series Membership Interests holders shall grant their vote on any matter that is submitted to a vote or for the consent of the voting Members of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series Membership Interests holders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

l. “Target CF Minimum” shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. Qualified Equity Financing. Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Membership Conversion Interests pursuant to the following:

a. If the Investor is not a Major Investor, the Crowd Note will convert into Membership Conversion Interests upon the earlier of (i) the Company’s election or (ii) a Corporate Transaction.

b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Membership Conversion Interests prior to the closing of the Qualified Equity Financing.

2. Conversion Mechanics. Company shall convert the Crowd Note into Membership Conversion Interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

a. The issuance of Membership Conversion Interests pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the securities sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive Membership Interests of a Shadow Series with certain limited rights.

3. Corporate Transaction. In the event of a Corporate Transaction, the Company shall

notify the Investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Membership Conversion Interests pursuant to Section 2 (a).

4. Mechanics of Conversion. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Membership Conversion Interests.

5. Note Completion. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Membership Conversion Interests; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. Authorization. Except for the authorization and issuance of the Membership Conversion Units issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. Offering. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and

neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. Compliance with Other Instruments. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. Valid Issuance of Stock. The Membership Conversion Interests, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. Intellectual Property. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. Litigation. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. Representations and Warranties of the Investor. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. Authorization. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or

affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. Purchase Entirely for Own Account. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. Required Information. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. Reliance on Advice. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. Federal or State Agencies. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. Voting and Inspection Rights. The Investor acknowledges that if they are not a Major Investor they shall have limited voting, information and inspection rights.

7. No Public Market. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. Miscellaneous.

1. Security. This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Membership Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. Successors and Assigns. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. Governing Law. This Crowd Note shall be governed by and construed under the laws

of Texas as applied to other instruments made by Texas residents to be performed entirely within the state of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. Notices. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. Financing Agreements. The Investor understands and agrees that the conversion of the Crowd Note into Membership Conversion Interests may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Membership Conversion Interests issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Membership Interests sold in the Qualified Equity Financing (or the Shadow Series).

7. Severability. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. Transfer of a Crowd Note. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. Escrow Procedures. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. Entire Agreement; Amendments and Waivers. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. Dispute Resolution.

1. General Rule. Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Austin, Texas unless both parties agree otherwise in writing in a specific case. All arbitration

will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. Appeal of Award. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. Approval. The Company hereby represents that its Managers in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. Subscription Procedure. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the

Maximum Raise Amount up until the Offering End Date.

Convertible Debt - Crowd Notes

The security will convert into Common stock and the terms of the Convertible Debt - Crowd Notes are outlined below:

Amount outstanding: $374,995.00
Interest Rate: 0.0%
Discount Rate: 30.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Open

Material Rights

See Convertible Debt -- Crowd Notes "Material Rights" disclosed above.

What it means to be a minority holder

As a minority holder of common stock of the Company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $424,995.00
  Use of proceeds: Operations, focusing on expansion.
  Date: December 10, 2019
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Venture Debt
  Final amount sold: $25,000.00
  Use of proceeds: Operations
  Date: December 18, 2018
  Offering exemption relied upon: 504

- **Type of security sold:** Venture Debt
  Final amount sold: $75,000.00
  Use of proceeds: Operations
  Date: November 01, 2018
  Offering exemption relied upon: 504

- **Type of security sold:** Venture Debt
  Final amount sold: $25,000.00
  Use of proceeds: Operations
  Date: May 01, 2019
  Offering exemption relied upon: 504

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Fiscal Year Ended April 30, 2019 Compared To Fiscal Year Ended April 30, 2020

Revenue

Revenue for FYE-2020 was $2,059,915 compared with $1,945,807 for FYE-2019. While on the surface a slight improvement, in reality FYE-2020 revenues grossly missed their expected mark. The onset of the COVID-19 global pandemic in the Company's fourth quarter resulted in an evaporation of customer appointments and a revenue collapse. On a monthly basis, February 2020 gross revenues fell to $163K from January's $196K, then to $149K in March, before bottoming out at $125K in April 2020, our worst month in over two years. During this period we fought tooth and nail to produce new leads, including increasing advertising for a record quarterly marketing spend of almost $112K. Nevertheless, our average daily job count for this period fell to 14 jobs per day. This is a reduction of 20% compared to the 17.3 jobs per day we were averaging pre-COVID19. Of course, there is no denying a 20% reduction in overall customer appointments for three entire months is terrible news. That said, many companies were forced to shut their doors entirely during this period. Viewed in this light, we feel fortunate, grateful even.

Cost of Sales

Cost of sales in FYE-2020 was $1,119,829, which as a percentage of revenue on an annual basis was very close to FYE-2019's $1,019,254. Beyond COVID-19 impact at year-end, there was only one other incident of note related to cost of sales during FYE-2020. In Q2 of the fiscal year, due to defective manufacturing in our parts supply stream, we were required to temporarily substitute more expensive automotive brake pads for customer repairs. Due to a third-party computer import issue, margins were incorrectly calculated, resulting in our mistakenly selling higher-grade parts at a substantially inferior margin. Once these errors were noted, they were corrected by adjusting the importing margin calculator. While this created a net loss for Q2, overall impact to cost of sales compared to the entire year was negligible.

Gross Margin

As noted in the audited financial statements, gross profit for FYE-2020 increased slightly over the prior year ($13,533). Gross margins as a percentage of revenues averaged 45.6%. This was reduction from 47.6% in FYE-2019. This decrease was the result of the aforementioned automotive parts importing problem that affected Q2. In fact, sans Q2, gross margin averaged 47.3%, nearly identical to FYE-2019.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and general administrative expenses. Total expense climbed from $817,816 in FYE-2019 to $985,756 for FYE-2020. The largest single expense increase was the additional $72,171 in total annual marketing and advertising expended to preserve sales as the COVID-19 pandemic decimated customer appointments.

Historical results and cash flows:

The Company believes the historical results of COVID-19's impact in Q4 of Fiscal Year End April 30, 2020, are not representative of the Company's prior performance, but certainly demonstrate what can be expected for the Fiscal Year End April 30, 2021. In fact, there is no denying the pandemic will result in a significant net operating loss for Fiscal Year End April 30, 2021. That said, the Company does not feel this is representative of the upcoming 2022 fiscal year. Demand has increased, in fact, and while labor shortages are the Company's current hurdle, once those are overcome as people return to employment, we anticipate returning to pre-pandemic performance.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 31, 2021, the Company has cash on hand of $360,045. With regard to operating capital resources, the majority of company operations are financed via revenues generated from operations. That said, the Company has a revolving line of credit with Frost Bank, for a total amount available of $30K; the outstanding balance is $22,573 (as of January 31, 2021).

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funding anticipated from this campaign is crucial to Brakes To Go's ability to expand to new service regions. Strategically, the Company is focused on expansion and has taken key steps to attain the goal of nationwide service. If expansion became non-viable, the Company would be forced to shift gears, cut related costs, and refocus on an Austin-only service model. There is little interest in keeping Brakes To Go a "lifestyle" company in Austin, however, and as such this funding is crucial to the Company's successful implementation of its misson statement.

Are the funds from this campaign necessary to the viability of the company? (Of the

total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

From an operational perspective, Brakes To Go is focused on multi-city expansion. Considerable assets have been invested in this expansion strategy. A failure to secure funding would negate the Company's ability execute both it's regional and national expasion. Viability of the company could be at risk. Certainly, at a minimum, the Company would be forced to contract expansion plans and focus energy on acquiring new customers in existing service regions.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

For FYE-2020 and the subsequent first nine months of FYE-2021, the Company had an average monthly operational cash burn rate of -$11,383.64. This number is based on cash from operations and excludes the influx of additional investment and financing activities.

How long will you be able to operate the company if you raise your maximum funding goal?

As mentioned previously, funding levels are mostly determinative of the breadth and scope of our expansion (not "how long" we can remain viable; recall, we earn revenue) -- the purpose of our raise being expansion-centric. Maximum funding in this Reg CF raise should allow us to expand to our presence in the Texas regions of Dallas/Fort Worth (where we have already begun service), Houston/Harris County, San Antonio, and Austin, as well as new service in three confidential out-of-state locations. Once expanded, we intend a permanent presence in each region.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

While we anticipate the present Reg CF raise should allow our first multi-region contemporaneaous expansion, Brakes To Go will likely require an additional funding round to further expand nationwide. We do not currently have future sources of capital pre-arranged.

Indebtedness

- **Creditor:** Promissory Notes Payable
  Amount Owed: $292,159.00
  Interest Rate: 6.0%

As of April 30, 2020, the Company owed $292,159 in promissory notes payable. Of these, a $212,500 note to a single investor has an open repayment period but earns monthly interest at a rate of 6 percent per annum. As of February 28, 2021, all but $5,000 of the remaining $79,659 debt had been paid in full; this final $5,000 is scheduled for final payments of $2,500 on March 15, 2021, and April 15, 2021.

- **Creditor:** Other Loans Payable
  Amount Owed: $251,341.00
  Interest Rate: 1.0%
  This $251,341 debt consists of $139,841 in automotive equipment financing used to purchase Company fleet service vehicles, including $23,559 to Ally Financial, $80,327 to Ford Motor Credit, and $35,955 to GM Financial as of April 30, 2020. The remaining $111,500 debt is funding received pursuant to the Paycheck Protection Program ("PPP") as authorized by the CARES Act of 2020 in exchange for cash for the purpose of funding continuing operations ("the Loans Payable B"). These loans carry interest rates at 1.00 percent per annum and are due by 2022. In compliance with the terms of these agreements, the full amount of these loans were forgiven in November and December 2020.

- **Creditor:** Convertible Notes (Crowd Notes)
  Amount Owed: $424,995.00
  Interest Rate: 0.0%
  These Crowd Notes do not earn interest. They do not have a maturity date. Several factors and variables affect their conversion from a debt into equity. Please review the Company's 2019 Regulation CF - Form C for all relevant terms, all of which is available on SEC Edgar online submission portal. Additionally, however, please review the Company Securities section in which the terms of these Crowd Notes are fully disclosed.

- **Creditor:** United States Small Business Administration
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: June 10, 2052
  DEBT SUBSEQUENT TO AUDITED FINANCIALS. On June 10, 2020, the U.S. Small Business Administration approved SBA Loan #1634997909 to the Company in the amount of $150,000.00 as an Economic Injury Disaster Loan ("EIDL"). This EIDL accrues interest at a rate of 3.75% per annum, has monthly installments due of $731.00 originally set to begin June 10, 2021, with a period of thirty (30) years. In March 2021, The SBA increased the repayment deferment period from twelve to twenty-four months. Consequently, repayment is currently set to commence on June 10, 2022.

- **Creditor:** Square Capital
  Amount Owed: $101,700.00
  Interest Rate: 0.0%

DEBT SUBSEQUENT TO AUDITED FINANCIALS. In November 2020, the Company was approved by Square Capital LLC for a loan of $90,000 with a fixed loan fee of $11,700 resulting in a total debt obligation of $101,700. Repayment on this note occurs via assessments of 11.5 percent taken from each individual credit card transaction processed by Square Capital. The period of this loan is not fixed, as the repayment rate is dependent on the frequency of said transaction events.

Related Party Transactions

- **Name of Entity:** Omnibus Management Holding LLC
  Names of 20% owners: Randall Huntsinger; Jonathan Ganther.
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Omnibus Management Holdings LLC (OMH) is a management company. OMH is a zero net income company wholly owned by Randall Huntsinger and Jonathan Ganther which provides both men their W-2 salaries and benefits. OMH charges Brakes To Go for these executive services. Besides occasional documented expense reimbursements, neither Mr. Huntsinger nor Mr. Ganther receive any direct compensation from Brakes To Go.
  Material Terms: OMH's normal monthly charges to Brakes To Go for calendar year 2020 were $25,671.10/month. Due to the COVID19 pandemic and resulting PPP loans, however, several months of 2020 had approximately $20K in monthly management fee reductions.

Valuation

Pre-Money Valuation: $9,801,465.30

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued. The Company set its valuation internally, without a formal-third party independent valuation.

Brakes To Go’s valuation is supported by three factors.

1. **Gross Margin Multiplier-Type Formula**

Brakes To Go’s primary valuation calculator applies a modified gross margin multiplier-type formula.

Essentially, we calculated the profitability of Brakes To Go’s Austin operations exclusive of administrative expenses and extrapolated that to value operations across multiple cities. This was done by including additional expenses in the "above-the-line" gross margin calculation which are typically classified in administration. The idea was to include in COGS every variable expense that is directly related to revenue production, even those normally classified as administrative. In this case, that meant enlarging COGS to encompass all advertising and marketing, all credit card transaction fees, all fuel expenses, all automotive parts expenses, and all technician wages. The logic of excluding these non-revenue tied administrative expenses is that we believe our operational model allows expansion to new cities and regions with very little additional overhead. In fact, service in a new region merely requires placing a technician & truck in that city; there is no additional administrative support as all customer calls and emails, regardless of region, are processed at our Austin headquarters. Consequently, a region's profitability has little to do with these nonrevenue tied administrative expenses. (Note 1) Using this formula results in a significantly lower modified gross profit number to which we then apply a 6X multiplier to assign a gross value to operations in that region (Austin). (Note 2) Though we book our financials on a fiscal year basis, for simplicity's sake, applying this formula to the most recently completed calendar year makes the most sense. That said, 2020 operations were decimated by the COVID19 pandemic effects. Historically, Brakes To Go has averaged a 46% year-over-year quarterly growth rate. Last year the COVID19 pandemic resulted in an average calendar year quarterly contraction of 20%. We consider ourselves lucky to have endured such a limited reduction in sales compared with the majority of the country, but maintain that excluding the negative "COVID-effect" is appropriate when calculating valuation. Therefore, it was decided to extrapolate 2020 sales results from the 2019 numbers at the same rate they grew from 2018 to 2019.

In this manner, we can report that "but for" COVID19, we believe 2020 gross revenues for Austin would have been $2,670,771, up 25% from 2019's revenues of $2,130,204. After applying the previously mentioned "enlarged COGS" calculation to 2019 sales, Austin's modified gross profit for 2019 comes to $372,600. Assuming all factors remaining the same, we applied the 25% annual growth rate to this number to arrive at a 2020 modified gross profit of $467,153. Applying a 6X multiplier to this number comes to $2,802,817, which the Company believes is a reasonable valuation to purchase Brakes To Go's Austin operations, sans-COVID19.

The offering Brakes To Go currently presents, however, isn't the sale of Austin or any one region, but an equity interest in every region we anticipate servicing across the United States. That said, the twelve month expansion plan we propose is explicitly premised on expanded Texas service in the Dallas/Fort Worth Metroplex, in Houston/Harris County, and in the San Antonio metro region, as well as servicing the Company's first out-of-state regions in three major metro areas which will remain confidential at this moment for competitive reasons. Of all these regions, however, Austin is the smallest, which means that when we use the Austin valuation as our base multiplier, we are greatly undercutting what the Company believes is the true value of any of these new service zones. Nevertheless, when applied we come to a four-region valuation of Texas-only operations at $11,211,668; the number reaches $19,620,418 when the out-of-state regions are also taken into account. We believe it will take one year to become the dominate newcomer in each region; we hope to attain region profitabiliy by the end of year two. Therefore, to that $19.6M number we apply a discount of 50%, leaving us with a sale that values Brakes To Go's service offering in all seven regions at $9,810,209 For even division and to negate rounding issues, this number is slightly reduced to **$9,801,465**. This is our calculated pre-money valuation. From a fully-diluted perspective that includes the conversion of previously issued crowd notes, we have 3,345,210 shares outstanding, thus resulting in an effective stock price of $2.93/share.

2. **Prior Equity Sales**

Furthermore, Brakes To Go's last "straight-equity" investment occurred on January 1, 2018, when the negotiated value per share was agreed at $2. We belive the current price of $2.93/share is a modest increase from this $2 value when comparing the year-end 2017 performance of $1.5M in gross revenues with the 2020 sans-COVID gross revenue estimate of $2.67M.

3. **Prior Crowdfunding Rounds**

Finally, the current $9.8M valuation is supported by the market offering from Brakes To Go's first crowdfunding campaign in December 2019. During this Regulation CF raise, BTG raised $424,995 via crowd notes that carried a 30% discount and a $10M valuation cap.

Note 1. The "kicking out" of certain management expenses in this manner is not uncommon in similar publicly traded companies. For example, Monro, Inc., formerly Monroe Muffler & Brake Inc., uses Monro Service Corporation to hold assets and liabilities associated with administrative expenses of warehousing, purchasing, advertising, accounting, office service, etc. See Monro Inc. 2019 Annual Report, Form 10-K, page 2. (Financial Information | Monro, Inc.).

Note 2. For comparison's sake, using this formula to apply a 6X multiplier to Monro Inc's 2019 normal gross margin ($465M) produces a company valuation of $2.79B. Actual average market cap for Monro in 2019 was $2.6B (MONRO MUFFLER BRAKE INC (MNRO) Market Cap History (netcials.com)). A reduced gross margin multiplier of the type BTG uses would thus certainly be well below that $2.6B number.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.16 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Working Capital*
  96.5%
  At minimum funding, BTG would not require additional personnel expenditures

or asset purchases. Instead, proceeds would be dedicated to general working capital.

If we raise the over allotment amount of $4,999,986.40, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  43.0%
  During Year 1 of our expansion into any new region, BTG devotes considerable resources to traditional brand recognition advertising (billboard, radio, television, etc.). Awareness of the brand is crucial to effectively utilize targeted digital advertising for subsequent customers as they realize a need for brake service and go online to research repair options.

- *Working Capital*
  29.0%
  Working capital funds are generally dedicated to covering the initial expenses of adding new service technicians in new regions. Expenses include initial van leases, vehicle outfitting and branding, recruiting expenses, technology expenses, software licensing fees, and other generic expansion costs.

- *Company Employment*
  14.5%
  At maximum funding level, BTG would focus on specialty hires for marketing, technology support, and regional manager positions as the company expands out of state.

- *Operations*
  10.0%
  At maximum funding, BTG would incur additional overhead expenses directly related to the larger workforce. Specifically, insurance and personnel fees are among the most likely expense increases in need of coverage.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.brakestogo.com (https://brakestogo.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/brakestogo

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Brakes To Go, Inc.

[See attached]

BTG OPERATIONS, LLC

(a Texas limited liability company)

Financial Statements

For the fiscal years ended April 30, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

March 6, 2021

To: Board of Directors, BTG OPERATIONS, LLC
Attn: Randall Huntsinger
Re: FYE2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of BTG OPERATIONS, LLC (a limited liability company organized in Texas) (the "Company"), which comprise the balance sheets as of April 30, 2020 and 2019, and the related consolidated statements of operations, member equity, and cash flows for the calendar year periods ended April 30, 2020 and 2019, and the related notes to such consolidated financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 30, 2020 and 2019, and the results of its operations, member equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. While profitability has previously been achieved by the Company, even with additional investment funding, market forces and their impact on operations highlight substantial risk regarding the Company's ability to continue as a going concern. Management's evaluation of these events and conditions and management's plans regarding the same are described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

February 24, 2021

BTG OPERATIONS, LLC
BALANCE SHEETS
As of April 30, 2020 and 2019
See accompanying Auditor's Report and Notes to the financial statements

ASSETS		**FYE2020**		**FYE2019**
Current Assets				
Cash and cash equivalents	$	360,711	$	89,312
Accounts receivable, net		9,090		10,773
Prepaid expenses		25,738		41,087
Other current assets		2,040		25,000
Total current assets		397,579		166,172
Fixed assets, net of accumulated depreciation		238,815		191,446
Intangible assets, net of accumulated amortization		16,508		22,275
Other assets		7,630		9,582
Total Assets	$	660,532	$	389,475
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	200,412	$	245,416
Other current assets		16,189		--
Total Current Liabilities		216,600		245,416
Convertible notes payable		424,995		--
Promissory note payable		292,159		363,750
Other Loans payable		251,341		133,627
Line of credit		--		25,000
Total Liabilities		1,185,095		767,793
MEMBERS' EQUITY				
Membership interest (50,000,000 units authorized; 2,830,539 issued)		203,168		203,164
Retained deficit		(727,732)		(581,483)
Total Members' Equity		(524,567)		(378,318)
Total Liabilities and Members' Equity	$	660,532	$	389,475

BTG OPERATIONS, LLC
STATEMENT OF OPERATIONS
For years ended April 30, 2020 and 2019
See accompanying Auditor's Report and Notes to the financial statements

	FYE2020	FYE2019
Revenues, net	$ 2,059,915	$ 1,945,807
Less: cost of goods sold	1,119,829	1,019,254
Gross profit	940,086	926,553
Operating expenses		
General and administrative	602,464	549,570
Professional services	52,060	9,185
Marketing and advertising	331,232	259,061
Total operating expenses	985,756	817,816
Net Operating Income (Loss)	(45,670)	120,631
Depreciation and amortization (expense)	(54,903)	(49,269)
Interest (expense), net	(37,907)	(53,504)
State and local tax	(7,769)	(7,254)
Gain (loss) on disposal of asset	--	5,087
Net Income (Loss)	$ (146,249)	$ 3,797

BTG OPERATIONS, LLC
STATEMENT OF MEMBERS' EQUITY (DEFICIT)
For years ended April 30, 2020 and 2019
See accompanying Auditor's Report and Notes to the financial statements

	Membership Interest		Retained Deficit	Total Members' Equity (Deficit)
	# of Units	Amount		
Balance as of May 1, 2018	**2,830,539**	**$ 195,245**	**$ (585,280)**	**$ (390,035)**
Capital contributions		7,920		7,920
Net income			3,797	3,797
Balance as of April 30, 2019	**2,830,539**	**$ 203,165**	**(581,483)**	**$ (378,318)**
Net income			(146,249)	(146,249)
Balance as of April 30, 2020	**2,830,539**	**$ 203,165**	**$ (727,732)**	**$ (524,567)**

BTG OPERATIONS, LLC
STATEMENT OF CASH FLOWS
For years ended April 30, 2020 and 2019
See accompanying Auditor's Report and Notes to the financial statements

		2020		2019
Operating Activities				
Net Income (Loss)	$	(146,249)	$	3,797
Adjustments to reconcile net income (loss)				
to net cash provided by operations:				
Add: Depreciation and amortization		54,903		49,269
Less: Gain on disposal of asset		–		(5,087)
Changes in operating asset and liabilities:				
Decrease (Increase) in accounts receivable and other current assets		24,558		(76,983)
Decrease (Increase) in prepaid expenses		15,349		(32,087)
Increase (Decrease) in accounts and credit cards payable		(45,004)		38,017
Increase (Decrease) in other current liabilities		16,189		--
Net cash provided by (used in) operating activities		(80,254)		(23,074)
Investing Activities				
Purchases of fixed assets net of any proceeds from disposals		(96,505)		(3,176)
Net cash used in investing activities		(96,505)		(3,176)
Financing Activities				
Proceeds from loans, net of repayment		24,604		91,729
Proceeds from convertible notes payable		424,995		–
Capital contributions		–		7,920
Draws/(repayment) of line of credit		(1,441)		–
Non-cash consolidating adjustment		–		(25,356)
Net cash provided by financing activities		448,158		74,293
Net change in cash and cash equivalents		271,399		48,043
Cash and cash equivalents at beginning of period		89,312		41,269
Cash and cash equivalents at end of period	$	360,711	$	89,312

BTG OPERATIONS, LLC
NOTES TO FINANCIAL STATEMENTS
For fiscal years ended April 30, 2020 and 2019
See accompanying Auditor's Report

NOTE 1 – NATURE OF OPERATIONS

BTG Operations, LLC, doing business as Brakes To Go ("the Company"), is a limited liability company organized under the laws of the State of Texas. The Company is presently in the process of converting to a Texas corporation and expects that conversion to be complete, in all respects, by April 2021. The Company is a mobile automotive brake repair company which services customer appointments at home, work, or wherever their vehicle is located. The Company began servicing customers in the Austin metropolitan region in May of 2015, and the Dallas/Fort Worth metroplex in June of 2020. The Company operates on a fiscal year ending April 30.

Since commencing operations, the Company has relied on operational revenues supplemented by loans and capital raises prior to achieving profitability in the fiscal year ending April 30, 2019. Significant operational losses occurred in the subsequent fiscal year ending April 30, 2020, the majority of which occurred in February, March, and April 2020. The Company also expects to record substantial losses in the upcoming fiscal year ending in April 2021. During the forthcoming 12 months, the Company intends to fund operations with sales revenue and capital from a crowdfunding campaign. The Company's stated purpose for this crowdfunding campaign is to finance expansion into new service regions of Houston and Phoenix, as well as fund additional marketing efforts in Austin and Dallas/Fort Worth. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, these financial statements include adjustments (consisting of normal and recurring accruals) considered necessary to present fairly the Company's financial position as of April 30, 2020 and 2019. The Company has no items of other comprehensive income (loss); therefore, net income (loss) is equal to comprehensive income (loss).

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit and Customer Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, short term investments and accounts receivable. Cash and cash equivalents are deposited in demand with two financial institution in the United States. Cash and cash equivalents deposited at time may be in excess of the federally insured limits. Management believes that the Company's investments in cash and cash equivalents have minimal risk. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company does not require collateral from its customers. Revenue form its many customers are not concentrated with any one customer.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of April 30, 2020 and 2019, the Company had $360,711 and $89,312 of cash on hand, respectively.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory
The Company does not secure or maintain inventory. Automotive parts used for repairs are typically purchased same-day with unused parts returned the following morning. In this manner, the Company does not carry parts inventory and does not require inventory management systems.

Fixed Assets
Fixed assets, such as automotive service equipment, computer equipment and capitalized software, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally between three and five years, or the lease term of the respective assets whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements and betterments with a life expectancy greater than a year and costing at least $1,000 are capitalized.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of trademarks the company developed in 2015 and is amortized over the useful life determined by management.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the automotive services it provides and recognizes revenue when the services have been completed.

Advertising
The Company expenses advertising costs as they are incurred.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a partnership for federal and state income tax purposes. The Company's items of income, deductions, credits, etc. are passed on to the owners of the Company under the Internal Revenue Code. As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of April 30, 2020 and 2019, the unrecognized tax benefits accrual was zero.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Update 2016-02, Leases ("Topic 842"). This guidance requires the recognition of liabilities for lease obligations and corresponding right-of-use assets on the balance sheet and disclosure of key information about leasing arrangements. This guidance is effective for fiscal years of private companies beginning after December 15, 2021, and interim reporting periods within fiscal years beginning after December 15, 2022 using a modified retrospective adoption method. Early adoption is permitted. The Company expects to adopt this guidance beginning with its first quarter of fiscal year 2022. We expect adoption of Topic 842 will result in a significant increase in the assets and liabilities on our balance sheets.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED AND LONG-LIVED ASSETS

The balances of fixed assets and other long-lived assets held by the Company as of April 30 consists of furniture and equipment, tools, and other long-lived tangible assets:

	2020		2019	
Beginning balance, net	$	213,721	$	259,814
Add: asset additions		96,505		3,176
Less: depreciation expense		(54,903)		(49,269)
Ending balance of Fixed and Intangible Assets, net	**$**	**255,323**	**$**	**213,721**

NOTE 4 – INCOME TAX PROVISION

The Company will be treated as a partnership for US and state income tax purposes through December 31, 2020. The deadline for filing a 2020 tax return has not yet been reached for the Company. Once filed, the tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

From January 1, 2021 forward, the Company has converted to a corporation for federal income tax purposes. It is anticipated that this conversion will qualify as a tax-free formation under Section 351 of the Internal Revenue Code.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Contingencies
The Company is currently the plaintiff in a lawsuit filed against two defendants accused of fraud, fraud by non-disclosure, and theft of trade secrets. This suit is filed in 200th District Court of Travis County, Texas, cause of action D-1-GN-20-004656.

As of March 6, 2021, the Company is not currently involved with and does not know of any pending litigation wherein the Company has been named as defendant.

Commitments
The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2021 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2019-2020	$3,619
2020-2021	$3,739

NOTE 6 –DEBT

Promissory Notes Payable
As of April 30, 2020, the Company owed $292,159 in promissory notes payable. Of these, a $212,500 note to a single investor has an open repayment period but earns monthly interest at a rate of 6 percent per annum. As of February 28, 2021, all but $5,000 of the remaining $79,659 debt had been paid in full; this final $5,000 is scheduled for final payments of $2,500 on March 15, 2021, and April 15, 2021.

Other Loans Payable
This $251,341 debt consists of $139,841 in automotive equipment financing used to purchase Company fleet service vehicles, including $23,559 to Ally Financial, $80,327 to Ford Motor Credit, and $35,955 to GM Financial as of April 30, 2020. The remaining $111,500 debt is funding received pursuant to the

Paycheck Protection Program ("PPP") as authorized by the CARES Act of 2020 in exchange for cash for the purpose of funding continuing operations ("the Loans Payable B"). These loans carry interest rates at 1.00 percent per annum and are due by 2022. In compliance with the terms of these agreements, he full amount of these loans were forgiven in November and December 2020.

Convertible Notes
In December 2019, the company issued a series of convertible notes payable in exchange for $424,995 in cash for the purpose of funding continuing operations ("the Notes"). During 2019, the Company capitalized approximately $0 in interest related to the Notes.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company no related party transactions.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company plans to offer up to $5,000,000 worth of securities in a 2021 fundraising campaign intended to be exempt from registration under Regulation CF. The securities offering is anticipated to be listed with StartEngine.

Corporate Formation
As discussed above, the Company is in the process of reorganizing from a limited liability company into a corporation under the laws of Texas. This reorganization is expected to be complete by April 2021.

Additional COVID19-Related Funding
On June 10, 2020, the U.S. Small Business Administration approved SBA Loan #1634997909 to the Company in the amount of $150,000.00 as an Economic Injury Disaster Loan ("EIDL"). This EIDL accrues interest at a rate of 3.75% per annum, has monthly installments due of $731.00 beginning June 10, 2021, and has a period of thirty (30) years.

In December 2020, the US Congress passed the Consolidated Appropriations Act of 2021 which permits additional borrowings for qualifying small businesses in a program similar to the April 2020 PPP loan discussed above. The Company applied for, was approved, and received loan funding of $146,900.00 in this second Payroll Protection Program. This loan carries an interest rate of 1.00% per annum and is due by 2022. Per the agreement, the full amount of this loan will be forgiven if the funds are used for certain expense outlined in the agreement. The Company is using the funds for approved expenses and does not expect to be required to repay this loan.

Square Capital Loan
In November 2020, the Company was approved by Square Capital LLC for a loan of $90,000 with a fixed loan fee of $11,700 resulting in a total debt obligation of $101,700. Repayment on this note occurs via assessments of 11.5 percent taken from each individual credit card transaction processed by Square Capital. The period of this loan is not fixed, as the repayment rate is dependent on the frequency of said transaction events. As of March 6, 2021, the Company is current on all obligations related to this note and has repaid 25 percent of said loan.

Commencement of Expanded Operations in Dallas/Fort Worth Metroplex

Expansion to the Dallas/Fort Worth Metroplex was a stated goal of the previously mentioned Regulation CF crowdfunding campaign which raised $424,995 in December 2019. However, due to the COVID19 pandemic, the March 15, 2020, start date for service in the new region was delayed. The Company commenced expanded operations into the Dallas/Fort Worth Metroplex in June 2020. Starting with one technician, as of March 6, 2021, the Company now fields three service technicians in this new region.

Management's Evaluation

Management has evaluated subsequent events occurring in the period of May 1, 2020, thru March 6, 2021, for their impact on the financial statements disclosed for the periods ending April 30, 2020 and 2019. Based on this evaluation, no additional material events were identified which would require adjustment to or disclosure in those financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Brakes To Go

Brake Repair Anywhere


BRAKES

Website Austin, TX ELECTRONICS

Brakes To Go provides mobile brake service that resolves the majority of brake maintenance issues while facilitating a highly convenient and value-oriented customer service experience.

$0.00 raised

0 Investors	$9.8M Valuation
$2.93 Price per Share	$152.36 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- One in three vehicles need brake service every year.
- $9.1M in gross sales across Texas alone.
- Hitting a key market of unsatisfied customers - servicing 16,000 customers to date with an average pre-COVID19 quarterly growth rate of 46%. Excited investor following as well - $425K raised from over 1500 in 2019 Reg CF raise.

OVERVIEW

Brake Repair Anywhere

Brakes To Go provides mobile brake service that resolves the majority of brake maintenance issues while facilitating a highly convenient and value-oriented customer service experience.



THE PROBLEM

People Hate Car Repair

Automotive repairs are **rarely convenient**, **often expensive**, and **sometimes dishonest**. It's no wonder so many people dread this experience.


CAR REPAIR IS:
Inconvenient
Vague service windows
Coordinate transportation
Miss school/work
Expensive
Brick & mortar = overhead
Upselling additional repairs
Dishonest
2/3 drivers distrust repair shops
Overcharging/unneeded repairs
"Bad experiences"

* *Source*

We believe there is one word to describe this marketplace of millions of dissatisfied consumers unhappy about mandatory purchases they cannot avoid - **opportunity**.


DANG!
I NEED NEW BRAKES BUT I'M WORKING 9 TO FOREVER.

THE SOLUTION

We are Brakes To Go

We are a ***mobile*** brake repair company - so we'll come to you, when it works for you.


WE

Our mobile, on-demand brake repair offers the ultimate **convenience**, **affordability**, and **transparency**.

Which means...

Car Repair Made ENJOYABLE

Brakes To Go is mobile, on-demand brake repair

Convenient	• Saves time • No missed school or work • Customers choose location & time of service
Affordable	• Less overhead = less expense
Transparent	• Nothing else to push • Customer is educated & work is validated in person • Trusted 5-star reputation


CLICK CLICK
CRANK CRANK

THE MARKET

Targeting a Large, Poorly-Served Market

There are over 250 million passenger cars in the United States and they all have brakes. That's a lot of brake pads!

Based on U.S. Department of Transportation data establishing average annual mileage of 13,476 miles per vehicle and assuming brake service every 40K miles, that means most vehicles need brake repair every three years.

These premises provide a market analysis for Texas and our first out-of-state expansion region that demonstrates a target market annual valuation of almost $2B. But we only require a tiny fraction of these sales to take our company where we want to go.

PHASE 1 Market Analysis



TOTAL AVAILABLE MARKET

Total Passenger & Light Truck Vehicle Count

Area	Count
Austin Metro Area[1]	1.0M
Dallas/Fort Worth Metro Area[1]	3.5M
Houston Metro Area[1]	2.8M
San Antonio Metro Area[1]	1.2M
Undisclosed Tri-City Metro Area[2]	3.5M

SERVICEABLE MARKET


33%

1 in 3 vehicles require brake service every year

TARGET MARKET

3.96M VEHICLES ANNUALLY[3] =$1.9B GROSS REVENUE VALUATION[4]

[1] Per 2019 Texas Department of Motor Vehicles vehicle registration data.
[2] Per official state agency passenger car vehicle registration data; excludes light trucks.
[3] Based on U.S. Dept. Transportation data establishing avg. annual mileage of 13,476 per driver & assuming brake service every 40K miles.
[4] 3.96M x $492 (FYE 2020 ticket average) = $1,948,320 Market Valuation.

In our over five years of operations, we've gradually refined an efficient go-to-market strategy.

Informed customers relying on internet research are the norm, so we utilize **digital marketing** to grab online consumers actively searching for brake repair. And regardless of service regions, we use a single **centralized booking team** to eliminate redundancy, while leaving the crucially important task of booking appointments in the hands of established company experts. And while we don't generally favor "shotgun" advertising, our company **service vehicles** are not only specially equipped for mobile brake repair, they are expertly branded "mobile billboards" advertising our unique service at every appointment.

GO-TO-MARKET EXECUTION

Digital Marketing

- SEO
- Paid Search
- Social Media

Centralized Booking Team

- Austin-based service coordinators
- Digital & phone-based
- Electronic parts ordering
- Coordinate technician schedules

Service Vehicles

- Specially equipped for mobile brake repair
- Expertly branded "mobile billboards"

Beyond marketing, Brakes To Go anticipates little additional overhead when expanding



OUR TRACTION

Miles of Milestones

Here's how we've been doing:

- **$9.1M** in gross sales as of January 31, 2021
- Pre-COVID year-over-year Austin quarterly growth rate averages **46%**
- Have serviced just over **16,000** customers
- **929** five-star Yelp reviews (607 "Recommended")
- **711** five-star Google Reviews
- **4,500** likes and **112** five-star Facebook reviews
- 2019 Crowdfunding Campaign Raised **$425K** from **1,500+ investors**


YOY QUARTERLY REVENUE - AUSTIN
Fiscal Quarters – May 2015 thru Jan 2021
$500K
$400K
$300K
$200K
$100K
May - July
Aug - Oct
Nov - Jan
Feb - Apr
FYE 2016
FYE 2017
FYE 2018
FYE 2019
FYE 2020
FYE 2021
RED INDICATES A COVID19 PERIOD

$8.8M AUSTIN GROSS REVENUE 5/1/2015 – 1/31/2021


AUSTIN ORDINARY EBITDA
by year
$0
$130K
$50K
–$87K
–$87K
–$271K
FYE 2016
FYE 2017
FYE 2018
FYE 2019
FYE 2020
RED INDICATES A COVID19 PERIOD


The best part of it is I didn't have to sit at a brake shop for four hours!
Cindy Ferguson

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success


It really is the way to do brakes!

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success

WHAT WE DO

Mobile Brake Repair On-Demand

We come to you to fix your brakes - because why waste time and money at a brick & mortar service center?

Our ASE-certified automotive technicians can come to your home, your work, or wherever you've parked your car.


THAT NOISE... OMG...I NEED NEW BRAKES!
SCREECH!
BUT I DON'T HAVE TIME FOR THIS!
2:17 PM
BTG got the call and dispatched a brake repair van to the house that same day. Marge slept like a baby that night.
BRAKES TO GO
ANSWERING THE CALL
"Simple" doesn't even cover it!


01

Call or Request a Quote Online

Schedule an Appointment


02



03 We Come to You!

Gone are the days of coordinating with a friend or co-worker to drop your car off for repairs, or worse, handling it alone and sitting at the garage for hours.

And because we are not a shop, we don't have the overhead of an expensive service center. As a result, your purchase buys **the highest grade parts for the lowest price**.

Best of all, when our technician arrives at your location, they will complete their inspection and all repairs right in front of you. That way, you can monitor every aspect of our service, if you desire. That's a total transparency guarantee that is impossible at a shop.


BRAKES

THE BUSINESS MODEL

Mobility as a Service Model

We service customer vehicles at the time and location of their choice.

- We charge a flat rate for brake pad replacement at **$139 per axle**.
- For all other brake services, we charge a **variable labor fee based on the service provided** plus cost of parts at a sliding scale markup from **70%-120%** of wholesale.
- FYE-2020 Average Ticket = **$492.30/customer**
- FYE-2020 Gross Margin = **46%**

Best of all, we provide free inspections with no convenience charges, or mobile "appearance" fees. To the customer, it's a truly risk-free appointment; if they decline service, we pack up and leave with a smile!


We service customer vehicles at the time & location of their choice
Free Inspections
No Convenience Charges
FYE 2020 Avg: $492/Customer

BRAKE PAD REPLACEMENT

$139
per axle
on average

ALL OTHER BRAKE SERVICES

Variable labor fee
based on service provided
+
parts at wholesale
markup from 70%-120%

HOW WE ARE DIFFERENT

We are Shaking Things Up

We are a disruptor in an industry that has not changed in **decades**.



BRICK & MORTAR
Auto Repair Shops
& Dealerships
• Distrust = Norm
• Upselling Required
• Capital Tied to Physical Structures
• Won't/Can't Go Mobile

Historically, automotive service meant taking your vehicle in for repair at a "brick & mortar" service center, an auto repair shop, or a trip to the dealership. And, of course, along with each of these options came (unnecessary) waiting, (expensive) overhead, and the (inevitable) up-selling of additional services and repairs. Brakes To Go's mobile service model negates all of these concerns.

And, importantly, the large-scale investment in capital infrastructure necessary to exist as a "brick & mortar" service provider makes their transition to mobile service unlikely. Doing so would undercut their business model -- precluding their ability to up-sell additional goods and services.



REFERRAL PLATFORMS
"Your Mechanic"
& "Wrench"
• Charge % of Sales to Independent Mechanics
• Not Employees - Little Quality Control, Less Accountability
• Business Model = Inconsistent Results

The few competing mobile automotive service providers who have recently come to market do it differently. Most are essentially customer referral websites, companies which market to and secure consumers needing general automotive repair and direct them to local mechanics affiliated with the company. We see at least two problems with this model.

Firstly, general automotive repair means non-specialized service. Without specialization it is very difficult to book predictable, appointment-based technician work schedules producing consistent revenues at known margins. For instance, contrast the operational complexity of not knowing what a general repair will involve before arrival (in time or revenue) with the consistency of the daily booking of five, time-specific brake repair appointments averaging $400-$500/appointment at an established 45%-48% margin.

Secondly, the use of 1099 contract mechanics can essentially transform these customer referral websites into something more like an Air-BNB for local, unemployed mechanics. It's very difficult to ensure positive brand recognition and growth in this scenario, as there is little quality control and less accountability.


210·775·6000
BRAKES

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success

THE VISION

Transforming Brake Repair Across America

Our ultimate goal is to provide nationwide service within **4-6 years.**



We are confident in our ability to grow into a successful national service company. We believe a key factor driving our success are the lessons learned from prior expansions – the most important of which is administrative, a.k.a. our **centralized booking system**.

Regardless of service region, every customer call or email request for service gets routed to our central headquarters in Austin, Texas. From here, we coordinate all appointments, assign jobs to technicians, and order parts. By eliminating the duplication of these administrative processes in each new region we accomplish three things: (1.) expansion is simplified because it merely means placing a new truck in a new service region; (2.) the conversion of customer calls and emails into actual appointments is easier due to the years of experience of our HQ booking team; and, (3.) we greatly reduce non-revenue generating local administrative expenses (local rent and staffing, for example).

In fact, besides region-specific digital advertising, each of these new service regions and revenue streams comes online with **little additional cost**.

OUR LEADERSHIP

Meet Our Leaders

Founders **Jonathan Ganther** and **Randall Huntsinger** envisioned their mobile brake service almost six years ago.





Jonathan R. Ganther
COO Founder

Randall C. Huntsinger
CEO Founder



Trey Richards
Assistant Director of Operations - Austin

Starting out with little funding, they have slowly grown this company from scratch to over **$9M in gross revenues** across all regions as of January 31, 2021.



WHY INVEST

We Are Disrupters

We are an industry disruptor with a proven track record in execution.

We believe we have solved the mobile service riddle. We feel an investment in Brakes To Go is an investment in a **known quantity**, and in a company whose capital uses are **simple** and **established**.

Best of all, our expansion rate is flexible - we can expand to one city, ten, or any number in between, based exclusively on the level of funding secured.

So join us! Together, we can take **BRAKE REPAIR ANYWHERE**.


BRAKES
TO·GO
512·585·1845

Meet Our Team

Offering Summary

Company	Brakes To Go, Inc.
Corporate Address	5214 Burleson Road, Suite 209, Austin, TX 78744
Offering Minimum	$9,997.16
Offering Maximum	$4,999,986.40
Minimum Investment Amount (per investor)	$152.36

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	3,412
Maximum Number of Shares Offered	1,706,480
Price per Share	$2.93
Pre-Money Valuation	$9,801,465.30

Time-Based:

Friends and Family

- Invest within the first 72-hours and receive 15% bonus shares.

Super Early Bird

- Invest within the next 72-hours and receive 10% bonus shares.

Early Bird Bonus

- Invest within the second week and receive 5% bonus shares.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

**All perks occur when the offering ends.

The 10% StartEngine Owners' Bonus

Brakes to Go will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.93/ share, you will receive and own 110 shares for $239. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

https://f.io/DcDki36A

MEET BRAKES TO GO – SCRIPT VERSION 1.1

(SETTING/FORMAT: in general, video consists of a POV of someone watching a day in the life of a BTG technician as he arrives to pickup parts in his BTG van, drives to customer locations, and completes repairs. Accompanying the technician is BTG CEO Randall Huntsinger, who breaks the fourth wall speaking to the camera as follows.)

PROBLEM

Who loves getting their car repaired?

Almost, no one, that's who.

We believe car repair is rarely convenient, often expensive, and many times you leave the shop feeling ripped off.

In a marketplace frequently filled with dissatisfied customers, we saw an opportunity.

SOLUTION

We're Brakes To Go. We are a mobile brake repair company that comes to YOU, wherever your car is located.

We fix 'em here (GYM/MISC LOCATION). We fix 'em here (CORPORATE COMPLEX). And, of course, we fix 'em here too (HOME).

Because we go anywhere, Brakes to Go works around YOUR schedule. Gone are the days of coordinating a ride to a dirty mechanic shop, or spending an afternoon waiting on a repair.

So maybe you're thinking "sure, it's more convenient - but it's gotta cost more, right?"

Tell 'em, Ryan.

(Cuts to tech working on a brake job while talking to camera)

Ryan: We're almost always less expensive than our "brick & mortar" competitors because we don't have their overhead. Instead of paying for an expensive service center, you get the highest-grade parts at the lowest price, installed by a qualified ASE-Certified technician with nothing to upsell - because ALL WE DO is brakes!

(Back to Randall)

Randall: Since 2015, we've been saving Texans time and money on brake repair and now we need your help to take Brakes To Go nationwide.

So let's dig into the numbers a little bit.

BUSINESS MODEL/FINANCIALS

Between May 1, 2015, and January 31, 2021, we've grossed over 9 million dollars in revenue . Pre-COVID, our average year-over-year quarterly growth rate for Austin operations was 46%. And for fiscal year 2020, our average customer ticket was $492 on 4,188 transactions.

Clearly, we aren't asking you to fund an idea -- we're a business. We believe we've already learned from mistakes, ironed out wrinkles, and figured out how to expand. Now we're seeking partners like you to help us rapidly gain nationwide market share while disrupting an industry that hasn't changed in decades.

CUSTOMERS LOVE US

But at the end of the day, sales numbers don't explain our success, customers do.

So far we have over 900 five-star reviews on Yelp and 700 five-star reviews on Google. How could 1,600 people be so motivated by their car repair experience that they went online to brag about our company? THINK about that. THIS is how a service company succeeds.

When people see what Brakes To Go offers, they get it -- there's no going back to the shop!

MARKET SIZE

We're proud that we've been able to turn over 15,000 customers into Brakes To Go believers, but there's a long way to go, and that's a good thing.

Every car has brakes and there are A LOT of cars in the United States.

In the major metro cities in Texas alone, on average there are 2.8 million vehicles annually in need of brake repair.

That's a lot of pads!

At last year's average transaction rate , that's nearly $1.5 BILLION dollars of potential revenue just in the Lone Star State, and while it would be nice to capture all of that market, we only need a tiny fraction to scale this business where we want it to go.

WHERE WE'RE HEADED

And where we want to go, with your help, is nationwide.

With the funds we raise, we plan to expand to every major metro market in Texas as well as three out-of-state locations within the first year. In the second and third year, we're looking to take Brakes to Go across the sunbelt states.

Brakes to Go is the better way to fix your brakes and we want you along for the ride.

Together, we really can take BRAKE REPAIR, ANYWHERE!

Brakes To Go StartEngine 2021_1080p

Randall Huntsinger:
We believe car repair is rarely convenient, often expensive, and many times, you leave the shop feeling ripped off. In a marketplace frequently filled with dissatisfied customers, we saw an opportunity. We're Brakes To Go, a mobile brake repair company that comes to you wherever your car is located. We can fix them here. We can fix them here, and of course, we can fix them here, too. Because we go anywhere, Brakes To Go works around your schedule. Gone are the days of coordinating a ride to a dirty mechanic shop or waiting all afternoon for a repair. So maybe you're thinking, "Sure, it's more convenient, but that means it's going to cost more, right?" Tell him, Ryan.

Ryan:
We're almost always less expensive than our brick-and-mortar competitors, because we don't have their overhead. Instead of paying for an expensive service center, you get the highest grade parts at the lowest price that are installed by a qualified ASE-certified technician with nothing to upsell, because all we do is brakes.

Randall Huntsinger:
Since 2015, we've been saving Texans time and money on brake repair, and now we need your help to take Brakes To Go nationwide. So let's dig into the numbers a little bit. Between May 1st of 2015 and January 31st of 2021, we've grossed over $9 million in revenue. Pre-COVID, our average year over year quarterly growth rate for Austin operations was 46%, and for Fiscal Year 2020, our average customer ticket was $492 on 4,188 transactions. We aren't asking you to fund an idea. We're already a business, and now we're seeking partners like you to help us rapidly gain nationwide market share while disrupting an industry that hasn't changed in decades. But at the end of the day, sales numbers don't explain our success, customers do. So far, we have over 900 five-star reviews on Yelp and 700 on Google. Think about that. How could 1600 people be still motivated by their car repair experience that they go online to brag about it? This is how a service company succeeds. When people see what Brakes To Go offers, they get it. There's no going back to the shop.

Randall Huntsinger:
We're proud that we've been able to turn over 15,000 customers into Brakes To Go believers, but there's a long way to go and that's a good thing. Every car has brakes, and there are a lot of cars in the United States. In the major metro cities in Texas alone, on average, there are 2.8 million vehicles annually need a brake repair. That's a lot of pads. At last year's average transaction rate, that's nearly $1.5 billion of potential revenue just in the Lone Star State, and while it would be nice to capture all of that market, we only need a tiny fraction to scale this business where we want it to go, and where we want it to go, with your help, is nationwide. Depending upon the amount of funding raised, we hope to expand to every major metro market in Texas, as well as three out-of-state locations within the first year. And in the second and third year, we're looking to take Brakes To Go across the Sun Belt states. Brakes To Go is the better way to fix brakes, and we want you along for the ride. Together, we can take brake repair anywhere.

Speaker 1:
You can spend five hours at an auto repair shop, or you could stay home and let a technician come to you. You can find a mechanic who will sell you cheap parts at a premium, or you could buy premium parts for cheap. You can resign yourself to a basic three-star customer service experience or you can receive the best, a verified five-star experience. You can't compare the Brakes To Go mobile service experience, but you can compare the expense. We cost less, have a reputation you can trust, and, of course, we come to you. Brakes To Go, brake repair anywhere.

Speaker 1:
The Brakes to Go process is simple. On the day of service, you'll receive a text just before your appointment, with a link to a real-time map, showing our technician headed your way. At arrival, our technician will greet you, get your keys, and inquire about the braking symptoms you're experiencing. Next, we drive your car, confirm your symptoms, and then break down your vehicle for a complete no-cost brake system review.

Speaker 1:
After the inspection, our technician will present and explain your repair options. Once you've made a decision on how to proceed, we get straight to work. Upon completion of your repair, we return your keys, take payment by cash or card, and email your receipt. That's it. Also, if you prefer, leave your keys and method of payment in your unlocked car, just before our arrival. We will interact with you entirely by phone, completing your repair, and closing your transaction with zero direct person-to-person interaction. That's Brakes to Go, brake repair anywhere.

Cindy Ferguson:
In the past, before I had my Volkswagen, I went to the brake shop and it took four hours. It was very inconvenient and very costly. And I didn't want to repeat that. So I went online, I went to Yelp, and I found Brakes To Go. It had a five star rating. And I thought, "This is unbelievable." And when I read the reviews that they were convenient, they would come to my office, I gave them a call. And when I did, I got an appointment immediately. The technician came out the next day and he came to my office. I handed him my keys. He was finished in 45 minutes and I gave him my credit card. He ran the card and he took off. I really didn't even know he was here, so it was convenient. I felt completely safe the whole time. And the best part of it is I didn't have to sit in a brake shop for four hours.

--

Speaker 1:
So working with Brakes To Go just really streamlined the whole process. The tech shows up, does the work at your house or at your work, so it's completely convenient on my end. He was immediately able to give us an accurate price for what the work was going to be. It was exactly what the car needed. He didn't attempt to do anything additional beyond what was needed to be done.

Speaker 1:
Let me know how much time was left on my front brakes, how many miles I had remaining, and then fix the back brakes. He was a complete professional, just a really nice guy to work with. He even allowed my kids to come out and watch him do the work and he showed them what he was doing, what he was taking off, what he was putting on. It was a real fun experience for them and just added to the overall experience of what you wouldn't get at a big box brake shop.

Speaker 1:
You add that with the cost savings and the higher quality brake pad that's being used and it really is the way to do brakes. Brakes To Go is the way to do it nowadays.

Speaker 1:
I bought a used car and I was pretty sure I needed a brake job. I found Brakes To Go online, submitted a quote request, received an immediate response, and a technician came to me that day. After the inspection, I was surprised when the technician told me, "You don't need new pads." And I was thrilled there was no charge.

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